SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP Number)

David Ellam c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH +441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2019

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Juvenescence Limited
2	check the appropriate box if a member of the group (a) ☐ (b) ☐
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting	7	sole voting power 16,569,000
person with	8	shared voting power 0
	9	sole dispositive power 16,569,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 16,569,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 43.8%
14	type or report person CO

Schedule 13D

This beneficial ownership statement on Schedule 13D (the “Statement”) is filed on behalf of Juvenescence Limited, a British Virgin Islands company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

This Statement also serves as Amendment No. 1 to the beneficial ownership statement on Schedule 13G relating to the Common Stock filed on February 12, 2019 by the Reporting Person under Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The acquisition of beneficial ownership of the Drawdown Shares and the Warrant Shares described herein, together with all other acquisitions of Common Stock by the Reporting Person in the prior twelve months (including under the Stock Purchase Agreement dated August 30, 2018 and described under Item 3 below) represents more than two percent (2%) of the outstanding Common Stock.

Item 1.	Security and Issuer.

AgeX Therapeutics, Inc. (the “Issuer”) is a Delaware corporation. Its principal executive offices are located at 1010 Atlantic Avenue, Suite 102, Alameda, California 94501. This Statement relates to the shares of Common Stock as described herein.

Item 2.	Identity and Background.

(a) – (c) This filing is made on behalf of Juvenescence Limited, a British Virgin Islands company. The principal office address of the Reporting Person is 4th Floor, Viking House, Nelson Street, Isle of Man IM1 2AH.

The Reporting Person is a biopharmaceutical company focused on the discovery and development of therapeutics for ageing and age-related diseases.

Set forth on Schedule A, and incorporated herein by reference, is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

(d)         Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)         Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The citizenship of each person named on Schedule A attached hereto is set forth on such schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 30, 2018, the Reporting Person entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with BioTime, Inc., a California corporation (“BioTime”), and the Issuer, pursuant to which the Reporting Person purchased 14,400,000 shares of the Common Stock of the Issuer from BioTime. The total purchase price for the Common Stock was $43,200,000, of which $10,800,000 was paid upon the closing of the transaction, $10,800,000 was paid on November 5, 2018, and the remaining $21,600,000 was paid through the issuance of an unsecured convertible promissory note to BioTime. The note is payable at maturity two years after the closing of the transaction, bears interest at 7% per annum, and is convertible into equity securities of the Reporting Person in accordance with its terms. At the time of purchase, the Reporting Person owned 2,000,000 shares of Common Stock which it purchased in a private placement on June 7, 2018. Additional information about the Stock Purchase Agreement is set forth under Item 6 below.

On August 13, 2019, the Issuer and the Reporting Person entered into a Loan Facility Agreement (the “Loan Agreement”), under which the Reporting Person will make available to the Issuer an unsecured, no interest loan in the principal amount of up to $2,000,000. The Loan Agreement provided for an initial advance of $500,000 to be made within three business days of the execution of the Loan Agreement. In lieu of interest, the Issuer undertook to issue 19,000 shares of Common Stock (the “Drawdown Shares”) to the Reporting Person concurrently with the initial advance. Subject to the terms and conditions of the Loan Agreement, the Issuer may draw additional funds under the Loan Agreement from time to time, upon 30 business days’ advance notice to the Reporting Person, for purposes of funding its research and development work, professional and administrative expenses, and for general working capital. On the eighteen month anniversary of the Loan Agreement, subject to earlier termination under the terms of the Loan Agreement, the Reporting Person’s commitment to make additional advances will expire and any amounts outstanding under the Loan Agreement will become repayable by the Issuer.

In connection with the execution of the Loan Agreement, the Issuer issued to the Reporting Person a warrant (the “Warrant”) to purchase 150,000 shares of Common Stock (the “Warrant Shares”) at a cash purchase price of $2.60 per share, exercisable at any time from the date of issuance through August 12, 2022. The number of Warrant Shares issuable upon exercise of the Warrant and the applicable exercise price per share are subject to adjustment in the event of certain subdivisions, reclassifications, stock dividends or other similar events.

The Reporting Person funded the acquisition of the Common Stock, and will fund any advances under the Loan Agreement, with working capital and funds available for investment. No additional funds are being paid for the acquisition of the Warrant. Items 4 through 6 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock and the Warrant for investment purposes. Consistent with that purpose, the Reporting Person has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Person deems relevant to its investment in the securities described in this Statement.

The Reporting Person intends to review from time to time its investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of Common Stock or other securities of the Issuer, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions, the Reporting Person may determine to increase its investment or sell all or part of its investment in the Issuer through open-market transactions, privately negotiated transactions, an underwritten offering or otherwise. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities. See Item 6 for a description a registration rights agreement by and between the Issuer and the Reporting Person with respect to the Warrant Shares and the Drawdown Shares.

Except as set forth in this Statement, the Reporting Person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Person beneficially owns an aggregate of 16,569,000 shares of Common Stock, representing (i) 16,419,000 shares of Common Stock held directly, including the Drawdown Shares, and (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant. This aggregate amount represents approximately 43.8% of the Issuer’s outstanding common stock, based upon 37,630,000 shares outstanding as of August 6, 2019, as reported on the Issuer’s Quarterly Report filed on Form 10-Q on August 14, 2019, and giving effect to the exercise of the Warrant and the issuance of the Drawdown Shares.

(b)         The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)         Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Person has effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Stock Purchase Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference, on August 30, 2018, the Reporting Person purchased 14,400,000 shares of the Issuer’s Common Stock from BioTime. As noted under Item 3 above, the total purchase price for the shares of Common Stock purchased by the Reporting Person was $43,200,000 (the “Purchase Price”), of which $10,800,000 was paid upon the closing of the transaction and $10,800,000 was be paid on November 5, 2018. The remaining $21,600,000 is to be paid under the terms of an unsecured convertible promissory note (the “Convertible Note”) issued by the Reporting Person to BioTime. The Convertible Note, dated August 30, 2018, bears interest at 7% per annum, with principal and accrued interest payable at maturity two years after the closing of the transaction. The Convertible Note cannot be prepaid by the Reporting Person prior to maturity or conversion without the consent of BioTime. On the maturity date, if a Qualified JL Financing (as defined below) has not occurred, BioTime shall have the right, but not the obligation, to convert the principal balance of the Convertible Note and accrued interest then due into a number of preferred shares of the Reporting Person at a specified conversion price per share. Upon the occurrence of a Qualified JL Financing on or before the maturity date, the principal balance of the Convertible Note and accrued interest on the Convertible Note will automatically convert into a number of shares of the class of equity securities of the Reporting Person sold in the Qualified JL Financing, at the price per share at which the Reporting Person’s securities are sold in the Qualified JL Financing. If the Issuer’s common stock is listed on a national securities exchange in the U.S., the number of shares of the class of equity securities issuable upon conversion may be increased depending on the market price of the Issuer’s common stock. A “Qualified JL Financing” means an underwritten initial public offering of the Reporting Person’s equity securities in which gross proceeds to the Reporting Person are not less than $50,000,000. The Convertible Note is attached as Exhibit 2 hereto and is incorporated herein by reference.

In connection with the Stock Purchase Agreement, the Reporting Person and BioTime entered into a Shareholder Agreement, dated August 30, 2018, setting forth certain governance, approval and voting rights of the parties with respect to their holdings of Common Stock, including rights of representation on the Issuer’s board of directors, approval rights, preemptive rights, rights of first refusal and co-sale, drag-along and tag-along rights, until such time as either BioTime or the Reporting Person became the beneficial owner of less than 15% of the Common Stock. Pursuant to the Shareholder Agreement, the Reporting Person and BioTime agreed to vote their shares of Common Stock in a manner to ensure that each party had the right to designate two persons to be appointed to the board of directors of the Issuer, with two independent directors, and with the Reporting Person having a right to designate a third director upon its payment of the second installment of the purchase price under the Stock Purchase Agreement on November 5, 2018. On November 27, 2018, the Issuer’s Form 10 was declared effective by the Securities and Exchange Commission. On November 28, 2018, BioTime distributed 12,697,028 shares of Common Stock to its stockholders, out of the 14,416,000 shares of Common Stock it held immediately prior to the distribution, and the Common Stock began publicly trading on the NYSE American. As a result of the distribution by BioTime, the Shareholder Agreement terminated pursuant to its terms.

On August 13, 2019, the Issuer and the Reporting Person entered into the Loan Agreement, which is attached as Exhibit 3 hereto and is incorporated by reference herein. In the event that the Issuer consummates an equity financing with gross proceeds to the Issuer of not less than $7.5 million (a “Qualified AgeX Financing”), the Issuer may elect to convert any outstanding amounts under the Loan Agreement into the equity securities sold in such Qualified AgeX Financing, at the price at which securities are sold to third party investors, subject to certain conditions outlined on the Loan Agreement. Upon such a Qualified AgeX Financing, the Reporting Person’s commitment to make further advances under the Loan Agreement will terminate. In the event that the Issuer elects not to convert outstanding amounts under the Loan Agreement into equity securities at the time of a Qualified AgeX Financing, the Reporting Person shall have the right to convert outstanding amounts under the Loan Agreement into the equity securities sold in such financing at the repayment date in lieu of cash, at the price paid by investors in the financing transaction.

Also on August 13, 2019, the Issuer and the Reporting Person entered into a Warrant Agreement and the Issuer issued the Warrant to the Reporting Person. The Warrant Agreement and the Warrant are attached as Exhibits 4 and 5, respectively, to this Statement and are incorporated by reference herein. The summaries of the Loan Agreement and the Warrant contained under Item 3 of this Statement are incorporated by reference into this Item 6.

At the same time, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit 6 hereto and is incorporated by reference herein. Subject to the terms and conditions of the Registration Rights Agreement, at any time during which the Issuer is eligible to file a short-form registration statement on Form S-3, the Issuer may be required to file a resale registration statement covering the Warrant Shares and the Drawdown Shares. The Issuer will use its commercially reasonable efforts to cause the registration statement to be declared effective as promptly as practicable after its filing and to maintain its effectiveness until all such securities are sold or such securities may be resold without application of the volume limitations and manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended. In addition, the Reporting Person is entitled to certain piggyback registration rights in the event that the Issuer intends to file a registration statement in connection with other securities, subject to certain exceptions.

Other than the Stock Purchase Agreement, the Loan Agreement, the Warrant Agreement, the Registration Rights Agreement and other agreements executed in connection therewith, the Reporting Persons has not executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 16, 2019

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement dated August 30, 2018 among BioTime, Inc., AgeX Therapeutics, Inc. and Juvenescence Limited (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by BioTime, Inc., on August 31, 2018).

Exhibit 2	Convertible Promissory Note (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by BioTime, Inc., on August 31, 2018).

Exhibit 3	Loan Facility Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.1 to the Quarterly Report filed by AgeX Therapeutics, Inc., on August 14, 2019).

Exhibit 4	Warrant Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.2 to the Quarterly Report filed by AgeX Therapeutics, Inc., on August 14, 2019).

Exhibit 5	Warrant dated August 13, 2019 (incorporated by reference from Exhibit 4.1 to the Quarterly Report filed by AgeX Therapeutics, Inc., on August 14, 2019)

Exhibit 6	Registration Rights Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.3 to the Quarterly Report filed by AgeX Therapeutics, Inc., on August 14, 2019).

Schedule A

Set forth below is the name, the principal occupation or employment, the name and principal business address of the corporation or other organization through which such employment is conducted, and the citizenship of each director and executive officer of the Reporting Person.

Name and Position	Principal Occupation or Employment	Principal Business Address	Citizenship

Gregory Bailey	Chief Executive Officer and Director, Juvenescence Ltd	c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH	Canada
James Mellon Director	Chair and Director, Juvenescence Ltd	c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH	Great Britain
Declan Doogan Director	Chief Medical Officer and Director, Juvenescence Ltd	c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH	United Kingdom & United States
Denham Eke Director	Managing Director, Burnbrae Group	4th Floor, Viking House Nelson Street Isle of Man IM1 2AH	Great Britain
Karim Hakimzadeh Director	Litmore LLC	438 East 12th Street New York 10009	United Kingdom
David Ellam Chief Financial Officer	CFO, Juvenescence Ltd	c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH	United Kingdom